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EXHIBIT 2.4

AGREEMENT

1.       DATE AND PARTIES

         This Agreement is dated as of July 1, 2001 and is entered into by and between Total Film Group, Inc., a Delaware corporation ("Total Film"), 9107 Wilshire Boulevard, #475, Beverly Hills, California 90210, fax number 310 275-1585, on one hand, and Mark Armstrong ("Armstrong"), 9107 Wilshire Boulevard, Mezzanine, Beverly Hills, California 90210, fax number 310 272-1199, on the other hand. Total Film and Armstrong are sometimes referred to individually as a "party" and collectively as the "parties".

2.       RECITALS

         2.1 Total Film caused Match Creative Talent, LLC, a California limited liability company to be formed on November 21, 2000 ("Match Creative"). The profit interest in Match Creative are owned as follows: Total Film - 80% and Armstrong - 20%. Armstrong has been the chief operating officer of Match Creative since its formation and is totally familiar with its operations. The executives of Total Film have not had a day-to-day involvement in the business of Match Creative.

         2.2 Total Film on behalf of its subsidiary, Total Creative, Inc. (`TCI"), as employer and Armstrong, as employee, are parties to that certain Employment Agreement dated August 4, 2000, which provides in part for a one-year term ending August 31, 2001 (the "Employment Agreement").

         2.3 The parties propose to terminate the Employment Agreement effective June 30, 2001 and alter the ownership of profit interests in Match Creative as set forth below.

3.       AGREEMENT

         For valuable consideration, the receipt of which is acknowledged, Total Film and Armstrong hereby agree as follows:

         3.1 The term of the Employment Agreement ends June 30, 2001. Armstrong acknowledges that he has no further benefits owed to him other than reimbursement for entertainment expenses through June 30, 2001, under the Employment Agreement. His stock options have expired. Armstrong hereby releases Total Film from

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                  any obligations it may have to him that arise from and after
                  June 30, 2001 under the Employment Agreement.

         3.2 Total Film hereby assigns to Armstrong a 55% profit and voting interest in Match Creative thereby reducing its profit and voting interest down to 25% and increasing Armstrong's profit and voting interest to 75%. Additionally, Total Film agrees to make a capital contribution to Match Creative of $75,000 in cash, of which $25,000 has been made and the balance will be paid within 30 days. The parties agree that the proceeds form the capital contribution will be used to pay for reasonable and necessary business expenses of Match Creative.

4.       NEW OPERATING AGREEMENT

         Total Film and Armstrong hereby agree to enter into an operating agreement for Match Creative that will reflect the above profit interests, capital contribution and the following items, among others:

         4.1 Capital Account. As of July 1, 2001, the respective capital accounts of Total Film and Armstrong are zero. The financial results up to July 1, 2001, shall be ignored for purposes of going forward. Total Film shall receive a credit to its capital account for the $75,000 it is contributing to Match Creative.

         4.2 Distribution of Cash. Match Creative's distributable cash shall be distributed to members in proportion to their respective capital accounts.

         4.3 Profit and Loss. The parties agree that in calculating the profit and loss of Match Creative, Armstrong shall only be entitled directly and indirectly to be paid an amount no greater than the compensation payable to him under the Employment Agreement as though it was extended on a month to month basis (a) at the rate of $20,8333 a month, (b) nine legal holidays, (c) a vacation of 15 days after the first 12 months, accruing monthly, (d) the $1,000 monthly car allowance and (e) the monthly expenses allowance subject to a $1,000 limit per month.

         4.4 Option to Purchase. Armstrong shall have the option to purchase from Total Film all of its interest in Match Creative, including its 25% profit interest for the amounts set forth below so long as the purchase and sale closes during the applicable year (a) $75,000 by June 30, 2002, (b) $125,000 during the year following up through June 30, 2003 and (c) $150,000 during the year following up through June 30, 2004. Armstrong shall exercise said option by

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                  delivering written notice to Total Film of his election to purchase such interest. Such purchase and sale shall be closed within 7 days of the giving of such notice at the offices of Total Film by Armstrong delivering to Total Film a bank cashiers check in such amount drawn on a bank that clears it funds in the Los Angeles clearing house and Total Film shall deliver to Armstrong a written assignment of such interest free and clear of all liens, encumbrances and claims of third parties. As a condition to the closing, Armstrong shall pay or cause Match Creative to pay to Total Film, an amount equal to its credit balance in its capital account, excluding the $75,000 capital contribution not yet repaid to Total Film (assuming that Total Film's capital account on July 1, 2001, was zero).

         4.5 Right to Audit. Total Film shall have the right to audit, at its expense, the books and records of Match Creative for a period of one year following the end of each year it retains a profit interest and for one year following the close of the purchase and sale of its interest.

         4.6 No Other Compensation to Armstrong. Armstrong covenants that he will not take any other compensation directly or indirectly until the close of the purchase of Total Film's profit interest in Match Creative.

         4.7 Sublease. Armstrong agrees that Match Creative's sublease of part of the Mezzanine from Total Film and/or TCI terminated on June 30, 2001. Armstrong acknowledges being advised by Total Film that TCI subleased the Mezzanine to Viridian Entertainment effective July 1, 2001.

5.       LEGAL REPRESENTATION

         5.1 George l. Nagler, 468 North Camden Drive, #200, Beverly Hills, CA 90210 has prepared this document based on the directions he has received from both Total Film and Armstrong, Nagler has attempted to follow the directions but he represents Total Film and has advised them with respect to this transaction.

         5.2 Armstrong acknowledges being advised that he has the right to have this Agreement and the proposed transaction reviewed by an attorney of his own choosing. He has not as of the date of this Agreement hired independent counsel, although he may elect to do so at anytime.

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         5.3      Armstrong acknowledges that Nagler represents Total Film
                  and not him.

   6.    MISCELLANEOUS
         6.1 Headings. The subject heading of the paragraphs and subparagraphs of this Agreement are included for convenience only and shall not affect the construction or interpretation of any of its provisions.

         6.2 Entire Agreement. This Agreement constitutes the entire Agreement between the parties pertaining to the subject manner contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         6.3 Assignment. This Agreement shall be binding on, and shall inure to the benefit of, the parties to it and respective heirs, legal representatives, successors and assigns.

         6.4 Governing Law. The Agreement shall be construed in accordance with, and governed by, the laws of the State of California as applied to contracts that are executed and performed entirely in California.

         6.5 Severability. If any provision in this Agreement is held invalid or unenforceable by any court of final jurisdiction, it is the intent of the parties that the other provisions of this Agreement be construed to remain fully valid, enforceable and binding on the parties.

         6.6 Attorneys' Fees. If any dispute arises under this agreement or in connection with it, the prevailing party shall be entitled to recover his or her reasonable attorneys' fees and court costs, as the court having jurisdiction over this matter may award.

         6.7 Further Action. Each of Buyer and Seller agrees to execute and deliver to the other such additional documents and perform such additional acts as may be reasonably requested by the other to carry out the intent of the terms of this agreement.

         6.8 Notice. All notices under this agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given or on

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                  the second day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed to the addresses first set forth above or by fax if sent to the number set forth above.

                  A copy of each such notice shall be sent to George I. Nagler, 468 North Camden Drive, #200, Beverly Hills, CA 90210.

                  Any party may change its address for purposes of this paragraph by giving the other parties written notice of the new address in the manner set forth above.

7.       SIGNATURES

         The parties have executed this agreement as of the date first set forth above at Los Angeles, California.

         Total Film Group, Inc., a Delaware
         Corporation, Seller


         By: /s/ Jeffrey Hoffman
            --------------------------
            Jeffrey Hoffman, President


            /s/ Mark Armstrong
            --------------------------
            Mark Armstrong